Filed by ProCyte Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Proxy solicitation reminder letter dated March 14, 2005

Subject Company: ProCyte Corporation

Commission File No. 0-18044

March 14, 2005

Dear ProCyte Shareholder,

We ask for you to take a moment and vote your shares in ProCyte Corporation in favor of the merger between PhotoMedex, Inc. and ProCyte Corporation. The Board of Directors of each company has endorsed this combination, but time is getting short. The polls for ProCyte shareholders close at 9:00 AM, Pacific time, on Friday, March 18, 2005. By not voting you are, in effect, voting against the merger.

Please call Lex Flesher of MacKenzie Partners, the company’s proxy solicitor at 800-322-2885 for assistance in casting your vote.

The custodian for your shares has agreed to pass along our request to you. Rest assured that the confidentiality of your identity has been preserved.  In our opinion, PhotoMedex and ProCyte will be stronger if joined together than if they continue as separate companies. We believe that the combined strength will be good for the companies’ customers, their employees and their investors.

We, the CEOs of ProCyte and PhotoMedex, are not alone in this belief. Institutional Shareholder Services, Inc. (ISS), a leading provider of proxy advisory services to over 700 institutional investors, mutual funds and other fiduciaries, has recommended to its clients that they vote FOR the merger.

If you have questions and would like to get answers straight from the people who want to make the merger happen, and who are committed to making the proposed merger a success, then call Jeff O’Donnell (the CEO of PhotoMedex) at 215-619-3205, or Jack Clifford (the CEO of ProCyte) at 425-869-1239, ext.303.

Please take a moment to cast your “YES” ballot. Call MacKenzie Partners, Inc., toll-free at (800) 322-2885 for assistance in casting your vote. Thank you.

Sincerely,

/s/ John F. Clifford	/s/ Jeffery F. O’Donnell
John F. Clifford	Jeffrey F. O’Donnell
CEO, ProCyte	CEO, PhotoMedex

This communication is not a solicitation of a proxy from any security holder of ProCyte.  Security holders of ProCyte and other investors are urged to read the definitive joint proxy statement/prospectus dated January 21, 2005, filed with the SEC in connection with the proposed transaction because it contains important information about ProCyte, PhotoMedex, the proposed transaction and related matters. The joint proxy statement/prospectus is available free of charge at the SEC’s web site (http://www.sec.gov) or from the Company (425-869-1239, ext. 399) or MacKenzie Partners, Inc. (1-800-322-2885).

The directors, executive officers and employees of ProCyte and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding ProCyte’s directors and executive officers is available in its proxy statement filed with the SEC on April 16, 2004.  Investors may obtain additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, by reading the joint proxy statement/prospectus dated January 21, 2005.